UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 21, 2020	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 20, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating outcome of the Annual General Meeting of HDFC Bank Limited.

Exhibit I

July 20, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Proceedings/ Outcome of the 26th Annual General Meeting pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

We wish to inform you that the 26th Annual General Meeting (AGM) of HDFC Bank Ltd (‘the Bank’) was held on July 18, 2020 at 2.00 p.m. through video-conferencing (VC).

Please find enclosed herewith the following disclosures pertaining to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015:

1.	Proceedings of the 26th AGM as Annexure A and

2.	Disclosures under Schedule III of the Regulations as Annexure B

Pursuant to Regulation 44 of the SEBI Listing Regulations, the Bank has disclosed the combined results of e-voting, along with the Scrutinizer’s Report to the Stock Exchanges.

All resolutions were passed with overwhelming majority.

You are requested to kindly take the same on record.

Thanking you,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President – Legal & Company Secretary.

Annexure A

Proceedings of the 26th AGM

The 26th AGM of the Bank was held on July 18, 2020 at 2.00 p.m. through video-conferencing (VC). In compliance with the applicable provisions, the Bank had also provided two-way video-conferencing facility and one-way live webcast of the proceedings of the AGM.

Mrs. Shyamala Gopinath, Chairperson of the Board of the Bank, chaired the meeting.

The Chairmen of Audit Committee, Nomination and Remuneration Committee and Stakeholders’ Relationship Committee were present at the meeting. The representatives of the Statutory Auditors and Secretarial Auditors were also present at the meeting.

The requisite quorum having been present, the Chairperson called the meeting to order and welcomed the shareholders to the Bank’s 26th AGM. Mrs. Gopinath stated that the Bank had received 3 corporate representations for 116,46,25,834 equity shares aggregating to 21.21% of the total voting share capital of the Bank.

The Chairperson further informed the members that the Statutory Auditors and Secretarial Auditors had issued unqualified Audit Reports and accordingly, pursuant to the provisions of the Companies Act, 2013 and the Secretarial Standards, and owing to the COVID-19 situation, the Chairperson stated that the Audit Reports would be taken as read.

Thereafter, the Chairperson addressed the members of the Bank with a brief speech wherein she updated on the global and Indian economy, Bank’s strong performance in a challenging economic environment, the Bank’s digital initiatives, the commitment and focus towards its ESG principles and the road ahead for the Bank. The entire Board of Directors also applauded the tremendous efforts and commitment of Mr. Aditya Puri, Managing Director, in making the Bank the institution it is today.

The Chairperson further stated that the facility for remote e-voting on all the resolutions as set out in the Notice of the AGM had been provided to the shareholders in proportion to their voting rights as on the cut-off date of July 11, 2020. She also informed that voting by electronic means was also available during the AGM to those shareholders who had not already voted by means of remote e-voting. The Chairperson further informed that Mr. B Narasimhan, M/s. B. N. & Associates, Practising Company Secretaries had been appointed as Scrutinizer for scrutinizing the e-voting process in a fair and transparent manner and that he was present at the meeting through video-conferencing means.

The following items as stated in the Notice of 26th AGM were then taken up for consideration:

Item No.	Resolutions
1.	To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended March 31, 2020 and the Reports of the Board of Directors and Auditors thereon.

2.	To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2020 and the Report of the Auditors thereon.

3.	To confirm the Special Interim Dividend of ₹5/- per equity share of erstwhile face value of ₹2/- each fully paid-up, for the financial year 2019-20, approved by the Board of Directors and already paid to eligible shareholders.

Item No.	Resolutions
4.	To appoint a director in place of Mr. Kaizad Bharucha (DIN 02490648), who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To approve the fees / remuneration of the Statutory Auditors, M/s. MSKA & Associates, Chartered Accountants

6.	To ratify the additional fees / remuneration to the Statutory Auditors, M/s. MSKA & Associates, Chartered Accountants

7.	To re-appoint Mr. Malay Patel (DIN 06876386) as an Independent Director

8.	To approve the re-appointment of Mr. Kaizad Bharucha (DIN 02490648) as an Executive Director

9.	To appoint Mrs. Renu Karnad (DIN 00008064) as a Non-Executive Director

10.	To ratify and approve the related party transactions with Housing Development Finance Corporation Limited

11.	To ratify and approve the related party transactions with HDB Financial Services Limited

12.	To Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis

The Company Secretary thereafter invited the shareholders to put forth their observations and seek clarifications, if any relating to the annual financial statements, the Integrated Annual Report for the year 2019-20 and matters related thereto.

Some of the shareholders, attending the meeting through video-conferencing means, expressed their views / sought clarifications on various issues relating to the business and operations of the Bank. After hearing from the speaker shareholders as above, Mr. Aditya Puri, Managing Director, responded to their observations and provided clarifications. He also addressed the shareholders on the bright future of the Bank, and stated that the best is yet to come.

The Company Secretary then informed that the results of the remote e-voting and e-voting at the 26th AGM, together with the Report of the Scrutinizers thereon, will be disclosed to the Stock Exchanges and displayed on the website of the Bank within 48 hours.

The Company Secretary thanked the shareholders for joining the 26th AGM of the Bank and declared the meeting as concluded.

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Annexure B:

Disclosure of Material Events under Schedule III of the Regulations

1.	Re-appointment of Mr. Malay Patel (DIN 06876386) as Independent Director of the Bank

2.	Re-appointment of Mr. Kaizad Bharucha (DIN 02490648) as Executive Director of the Bank

3.	Appointment of Mrs. Renu Karnad (DIN 00008064) as Non-Executive Director of the Bank

4.

Approval of shareholders was obtained for issue of Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis of an amount in aggregate not exceeding ₹50,000 crores.

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary